Exhibit (a)(12)

Date:	November 18, 2003

To:	[Delphi executives and U.S. salaried expatriates in France]

From:	[DELPHI]

Subject:	IMPORTANT: Offer to Exchange Outstanding Eligible Options for Cash-Settled Appreciation Rights

We urge you to read this email carefully as it contains additional important information regarding your ability to participate in the offer described below.

Please find attached a copy of the press release that Delphi released today which announces an offer that allows eligible employees the opportunity to exchange outstanding eligible options with an exercise price of $17.00 or more for an equal number of cash-settled stock appreciation rights.

In addition, Delphi filed this release and an Offer to Exchange and other ancillary documents with the United States Securities and Exchange Commission (“SEC”) to officially commence the transaction.

Due to French legal requirements, if you reside in France, you will not be an eligible employee for purposes of the offer, and will not receive a copy of the Offer to Exchange, unless and until you specifically request a copy of the Offer to Exchange.

If you would like to receive the Offer to Exchange and have an opportunity to receive cash-settled stock appreciation rights in connection with the offer, please contact either of the following individuals via email or telephone as soon as possible:

Attention:	Ms. Michelle Swastek
Company:	Delphi Corporation
Telephone number:	(248) 813-6065
Email:	michelle.swastek@delphi.com

Attention:	Ms. Debra Alexander
Company:	Delphi Corporation
Telephone number:	(248) 813-1120
Email:	debra.alexander@delphi.com

Thank you for your attention to this matter.

Attachment:	[Press Release, dated November 18, 2003, regarding the Offer to Exchange]